List of Subsidiaries

The following are wholly owned subsidiaries of Transportation and Logistics Systems, Inc.

Name	Jurisdiction	Ownership Interest
Prime EFS, LLC	New Jersey	100%
Shypdirect LLC	New Jersey	100%